Exhibit 99.3

(a joint stock limited company incorporated in the People’s Republic of China) (Stock Code: 00525)
Proxy Form for Use by Shareholders at the 2014 Extraordinary General Meeting	Number of shares to which this proxy form relates (Note 1)

I/We (Note 2)                                          of                                          being the shareholder of Guangshen Railway Company Limited (the “Company”) hereby appoint THE CHAIRMAN OF THE MEETING/                                         (Note 3) of                                          as my/our proxy to attend and vote on my/our behalf at the 2014 extraordinary general meeting of the Company (or any adjournment thereof) (the “EGM”) to be held at 2:30 p.m. on Tuesday, 16 December 2014, at the meeting room of the Company at 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China, in respect of the resolutions set out in the notice convening the EGM as hereunder indicated and if no indication is given, as my/our proxy think fit or abstain at his/her own discretion.

RESOLUTIONS		FOR (Note 4)	AGAINST (Note 4)	ABSTAIN FROM VOTING (Note 4)
THAT the following ordinary resolutions are reviewed and approved
1.	To review and approve the resolution in relation to termination of engagement of Mr. Li Wenxin as an executive director of the board of directors of the Company
2.	To review and approve the resolution in relation to election of Mr. Wu Yong as an executive director of the board of directors of the Company

Date: 2014	Signature of the shareholder (Note 5):

Notes:

1.	Please fill in the number of shares in the Company registered in your name to which this proxy form relates. Failure to fill in the number of shares will result in this proxy form being deemed to relate to all shares in the Company registered in your name.
2.	Full name(s) and address(es) must be inserted in BLOCK LETTERS.
3.	If any proxy other than the chairman is preferred, strike out “THE CHAIRMAN OF THE MEETING/” and insert the name and address of the proxy you intend to appoint in the space provided. A shareholder is entitled to appoint one or more proxies to attend and vote at the EGM or any adjournment thereof (as the case may be). The proxy or proxies need not be a member of the Company. Any alternation made to this proxy form must be signed by the person who signs it.
4.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PUT A “✓” IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PUT A “✓” IN THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, PUT A “✓” IN THE BOX MARKED “ABSTAIN FROM VOTING”. Failure to complete the boxes will entitle your proxy to cast your vote(s) as “FOR”, “AGAINST” or “ABSTAIN FROM VOTING” or to leave your vote(s) blank at his/her discretion. Abstained vote(s) will be counted in the calculation of the required majority. The following will not be treated as valid vote(s) in the calculation of voting results: (1) blank vote(s); (2) illegible and unrecognizable vote(s); and (3) other vote(s) that are not in compliance with requirements under laws and regulations of the People’s Republic of China.
5.	This proxy form must be signed by you or your attorney duly authorized in writing (in which case the written authority appointing such attorney has to be notarially certified) or, if the appointer is corporation, this proxy form must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or other authority must be notarially certified. To be valid, this proxy form, together with any notarially certified copy of the power of attorney or any other authority under which the proxy form (if any) is signed must be lodged at the registered address of the Company not less than 24 hours before the commencement of the EGM or any adjournment thereof (as the case may be).
6.	Completion and return of the proxy form will not preclude you from attending and voting in person at the EGM or at any adjourned meeting should you so wish.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

Attendance Confirmation Reply Form for the 2014 Extraordinary General Meeting

Pursuant to the Articles of Association of Guangshen Railway Company Limited (the “Company”) and the Company Law of the People’s Republic of China and relevant regulations, shareholders of the Company who intend to attend the 2014 extraordinary general meeting of the Company (or any adjournment thereof) (the “EGM”) to be held at 2:30 p.m. on Tuesday, 16 December 2014, at the meeting room of the Company at 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China, shall complete the following attendance confirmation reply form.

Name	Number of shares held

Identity card number/passport number	Telephone

Correspondence Address

Date: 2014	Signature of the shareholder:

Notes:

(1)	Holders of the shares of the Company whose names appear on the registers of members of the Company at 4:30 p.m. on Friday, 14 November 2014 are entitled to complete this attendance confirmation reply form and attend the EGM.
(2)	This attendance confirmation reply form shall be completed in BLOCK LETTERS. Copies of this attendance confirmation reply form are also valid.
(3)	Please provide a copy of your identify card (or passport).
(4)	Please provide a copy of the share certificate(s) of the Company.
(5)	This attendance confirmation reply form, together with the documents mentioned in items (3) and (4) above shall be delivered to the Company in person, by post (based on the local postal stamp) or by facsimile on or before Wednesday, 26 November 2014.

(1)	If in person or by post, please deliver to:	(2)	If by facsimile, please transmit to:
	Secretariat of the Board of Directors of Guangshen Railway Company Limited No. 1052 Heping Road Shenzhen, Guangdong Province The People’s Republic of China Postal Code: 518010		Secretariat of the Board of Directors of Guangshen Railway Company Limited Facsimile number: (86-755) 25591480